UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

___________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 18, 2022 titled “Arcos Dorados Reports First Quarter 2022 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 18, 2022

Item 1

ARCO

1Q & Full Year 2022 Results

May 18, 2022

15 years

ARCO LISTED NYSE

Drive Thru
McDonald's
PEDÍ
Y RETIRÁ
Pedí, nosotros te lo llevamos
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 42.0% year-over-year, driven primarily by higher guest volume across all divisions

•	Digital channels (Delivery, Mobile App and Self-order Kiosks) generated 38% of systemwide sales in the quarter, with record Delivery, Self-order Kiosk and Order Ahead sales

•	Consolidated Adjusted EBITDA¹ in US dollars reached a first-quarter record of $79.6 million, and trailing twelve month Adjusted EBITDA was the highest in the Company’s history

•	Net Income¹ reached $25.9 million, or $0.12 per share, compared with net loss of $(0.13) per share in the prior year quarter

Montevideo, Uruguay, May 18, 2022 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited financial results for the three months ended March 31, 2022.

First Quarter 2022 Highlights – Excluding Venezuela

•	Systemwide comparable sales² increased 42.0% versus the prior year quarter, with strong results in all divisions.

•	Consolidated¹ revenues totaled $787.3 million, rising 40.6% in US dollars, or 45.2% in constant currency², versus the prior year period.

•	Consolidated¹ Adjusted EBITDA of $79.6 million was the highest-ever for a first quarter and trailing twelve month Adjusted EBITDA was the highest in the Company’s history.

•	Consolidated¹ Adjusted EBITDA margin reached 10.1% in the quarter, with strong sales growth driving operating leverage in all line items versus 2021.

•	Basic net income per share¹ was $0.12, compared to basic net loss per share of $(0.13) in the prior year quarter.

•	Net Debt to Adjusted EBITDA leverage ratio was 1.3x at the end of the first quarter 2022.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information.

²For definitions, please refer to page 16 of this document.

2

Message from Marcelo Rabach, Chief Executive Officer

Today we are reporting another quarter of record sales and profitability. These broad-based and sustainable results are a testament to the structural competitive advantages we have been building for years and the focused execution of our Three-D’s (Digital, Delivery and Drive-thru) strategy. Revenue reached nearly $790 million in the quarter, with systemwide comparable sales up 42% on the back of strong volume growth and continued market share gains within a consolidating marketplace. Digital sales (Delivery, Mobile App and Self-order Kiosks) contributed 38% of the quarter’s sales and included the highest-ever US dollar sales totals for Delivery, Self-order Kiosks and Order Ahead.

Revenue management (including pricing, product mix and segmentation) plus a highly-localized supply chain and efficient operation drove significant operating leverage across all cost and expense line items. Adjusted EBITDA was a record for a first quarter and the trailing twelve month result is now the highest in our history.

The Company’s balance sheet and cash generation are very strong. After the quarter ended, we became the first quick-service restaurant operator in the world to issue a Sustainability-Linked Bond (SLB). As a result, the average maturity of our long-term debt has been extended to 6.0 years, with no major maturities until September of 2027.

We are proud of the Recipe of the Future ESG platform we developed several years ago and this SLB proves once-again that we are committed to the targets we established to have a positive influence on the communities we serve and the planet as a whole. These commitments are good for business, as demonstrated by the lowest spread over US Treasuries ever for an Arcos Dorados long-term debt instrument. But, more importantly, tying our financial strategy to our long-term climate change commitments is the right thing to do.

We began 2022 with a strong pace of growth, opening 16 restaurants, including 14 free-standing units and 10 restaurants in Brazil. We have worked hard to increase the size and accelerate the pace of the openings pipeline. Based on the current run-rate, we expect to exceed restaurant opening and capital expenditure guidance for 2022.

We are very encouraged by the results we are reporting today and strongly believe they will be sustainable over time. Both Arcos Dorados and the McDonald’s brand in Latin America and the Caribbean are in a very strong competitive position.

3

Consolidated
Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,242				2,273

Sales by Company-operated Restaurants	537.9	(25.8)	241.3	1.9	755.3	40.4%
Revenues from franchised restaurants	23.2	0.4	11.5	0.2	35.4	52.4%
Total Revenues	561.1	(25.3)	252.8	2.1	790.7	40.9%

Adjusted EBITDA	23.9	(2.0)	56.9	(0.3)	78.5	228.0%
Adjusted EBITDA Margin	4.3%				9.9%	5.7%
Net income (loss) attributable to AD	(29.7)	(2.7)	56.6	0.3	24.5	NM
No. of shares outstanding (thousands)	210,227				210,478
EPS (US$/Share)	(0.14)				0.12

1Q22 = 1Q21 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela both at the Consolidated level as well as for the South Latin American Division.

First quarter net income attributable to the Company totaled $24.5 million, compared to net loss of $29.7 million in the same period of 2021. Arcos Dorados’ recorded earnings of $0.12 per share in the first quarter of 2022 compared to a net loss of $(0.14) per share in the corresponding 2021 period. Total weighted average shares for the first quarter of 2022 amounted to 210,478,322 compared to 210,226,699 in the prior year’s quarter.

5

Consolidated - excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,136			2,172

Sales by Company-operated Restaurants	536.8	(25.8)	241.3	752.3	40.2%	45.0%
Revenues from franchised restaurants	23.1	0.4	11.5	35.0	51.8%	49.9%
Total Revenues	559.8	(25.3)	252.8	787.3	40.6%	45.2%
Systemwide Comparable Sales						42.0%
Adjusted EBITDA	24.7	(2.0)	56.9	79.6	221.9%	230.0%
Adjusted EBITDA Margin	4.4%			10.1%	5.7%
Net income (loss) attributable to AD	(28.0)	(2.7)	56.6	25.9	NM	NM
No. of shares outstanding (thousands)	210,227			210,478.3
EPS (US$/Share)	(0.13)			0.12

Total revenues in US dollars increased 40.2%, or 45.0% in constant currency, versus the prior year period. Systemwide comparable sales rose 42% in the quarter, with strong sales growth in all divisions. Drive-thru and Delivery sales continued to support top-line growth, increasing 13% and 29% in constant currency, respectively, on top of robust growth in the prior year and despite the recovery of on-premise sales segments: front counter, dessert centers and McCafé.

On-premise sales continued to recover, growing 81% versus the prior year in constant currency. With that, 46% of systemwide sales were generated in off-premise channels and 54% in the on-premise segments in the first quarter 2022. Digital, which includes sales from Delivery, Mobile App and Self-order kiosks generated 38% of systemwide sales in the quarter, with a 54% growth versus the prior year, reaching 40% of the Company’s total sales in March 2022, its highest monthly sales in absolute terms.

By the end of March, the Company’ Mobile App registered 69 million downloads and was, by far, the leader in monthly active users among quick service restaurant operators. Increasingly personalized digital marketing initiatives generated greater guest frequency and helped drive sales growth in the quarter.

Finally, results in the quarter were supported by strong consumer preference for the McDonald’s Brand experience. Guest perception of key brand attributes, including favorite brand, improved across the Company’s footprint, with market share growth ahead of all other chained quick service restaurant brands.

6

Adjusted EBITDA – Excluding Venezuela ($million)

Breakdown of main variations contributing to 1Q22 Adjusted EBITDA

First quarter consolidated Adjusted EBITDA, excluding Venezuela, reached $79.6 million. Trailing twelve month Adjusted EBITDA was $329.9 million, the highest in the Company’s history. Strong, traffic-driven sales growth generated operating leverage in all divisions. Consolidated Adjusted EBITDA margin was up 5.7 percentage points versus the first quarter of 2021, with all divisions exceeding pre-pandemic margin levels, reflecting successful revenue and cost management. Importantly, all divisions also exceeded pre-pandemic Adjusted EBITDA levels in US dollar terms.

Consolidated G&A expenses declined by 90 basis points as a percentage of sales versus the prior year quarter as a result of strong revenue growth.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: There were no material variations.

Excluded from Adjusted EBITDA: There were no material variations.

Non-operating Results - excluding Venezuela

Arcos Dorados’ non-operating results for the first quarter included a non-cash foreign currency exchange gain of $15.8 million and an $11.7 million loss from Derivative Instruments, both due to the appreciation of the Brazilian Real in the period. Net interest expense was $1.6 million lower year-over-year. The Company recorded an income tax expense of $17.2 million in the first quarter, compared to an income tax benefit of $0.1 million in the prior-year period.

First quarter net income attributable to the Company totaled $25.9 million, compared to net loss of $28.0 million in the prior-year period. Earnings per share were $0.12 in the first quarter 2022 compared to net loss per share of $(0.13) in the prior year quarter.

7

Divisional

Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,030			1,061

Total Revenues	203.3	14.9	93.8	312.0	53.5%	46.1%
Systemwide Comparable Sales						39.0%
Adjusted EBITDA	13.5	2.3	30.2	46.0	240.0%	223.2%
Adjusted EBITDA Margin	6.7%			14.8%	8.1%

As reported revenues increased 53.5% versus the first quarter 2021, reaching $312.0 million. Traffic rose strongly year-over-year, partly due to the impact of renewed government restrictions on the prior year period’s sales volume in March. The appreciation of the Brazilian real also helped improve US dollar revenue growth. On a constant currency basis, revenues grew 46.1%, supported by 39.0% higher systemwide comparable sales.

First quarter marketing activities in Brazil built sales and traffic growth momentum, with important campaigns designed to boost brand affinity among younger guests. The “Méquizices” campaign featured some of Brazil’s top music celebrities describing their favorite McDonald’s orders. The sponsorship of Big Brother Brazil, the country’s most popular reality television show, fueled sales across the Three D’s: Digital, Delivery and Drive Thru. Families enjoyed the exclusive “Disney 50th Anniversary” collection in the Happy Meal, driving unit sales growth in the quarter.

As reported Adjusted EBITDA in the division reached $46.0 million in the quarter, benefitting from an 8.1 percentage point improvement in Adjusted EBITDA margin versus the prior year quarter, or 1.0 percentage point higher versus the pre-pandemic first quarter 2019. Margins benefitted from operating leverage generated by the strong growth in sales. This included gross margin expansion despite cost pressures.

9

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	629			625

Total Revenues	173.8	(4.0)	34.1	203.9	17.3%	19.6%
Systemwide Comparable Sales						24.1%
Adjusted EBITDA	13.8	(0.6)	8.2	21.4	54.7%	59.2%
Adjusted EBITDA Margin	8.0%			10.5%	2.5%

As reported revenues were $203.9 million, up 17.3% in US dollars and 19.6% in constant currency versus the prior year quarter. Notably, this US dollar result was almost 30% higher than the pre-pandemic first quarter of 2019. NOLAD markets maintained the strong performance trends established in 2021 thanks mostly to the continuing recovery in guest volume. Systemwide comparable sales rose 24.1% year-over-year, driven primarily by Mexico and Panama.

Marketing activities in NOLAD mostly focused on core menu items in the quarter. Mexico reinforced the chicken category with the introduction of “Spicy Chicken McNuggets” and the “McCrispy Spicy Deluxe”. Costa Rica drove customer excitement with the “El Incomparable Big Mac” campaign and, after a 2-year hiatus, we successfully re-introduced a seasonal favorite, the Filet-o-Fish, in Costa Rica, Panama and Puerto Rico.

As reported Adjusted EBITDA reached $21.4 million in the first quarter compared with $13.8 million in the prior year quarter, representing a year-over-year increase of 54.7%, or 59.2% on a constant currency basis. Similar to revenue, the US dollar Adjusted EBITDA result was higher than the pre-pandemic first quarter of 2019. First quarter 2022 Adjusted EBITDA margin rose by 2.5 percentage points against 2021, including efficiencies in all line items.

10

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	583				587

Total Revenues	184.1	(36.3)	124.9	2.1	274.9	49.3%

Adjusted EBITDA	9.6	(5.3)	26.3	(0.3)	30.3	215.7%
Adjusted EBITDA Margin	5.2%				11.0%	5.8%

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	477			486

Total Revenues	182.8	(36.3)	124.9	271.5	48.5%	68.3%
Systemwide Comparable Sales						64.3%
Adjusted EBITDA	10.4	(5.3)	26.3	31.5	202.0%	252.9%
Adjusted EBITDA Margin	5.7%			11.6%	5.9%

Revenues in SLAD, excluding Venezuela, increased 48.5% in US dollars, or 68.3% in constant currency terms. Systemwide comparable sales rose 64.3%, more than double the blended inflation in the period. Performance was strong across the division, especially in Argentina, Chile and Colombia where volume growth was robust.

First quarter marketing activities in SLAD also centered on core offerings. In Argentina, the “Más Sabor, Más Fun” campaign drove an increase in Big Mac sales while markets like Chile and Colombia focused on strengthening the chicken category. Most markets’ family business benefitted from the Company’s exclusive licensing agreement with Disney. Finally, Drive-thru and Delivery remained very strong in the Division, reaching all time sales records in many markets.

As reported Adjusted EBITDA reached $31.5 million, compared with $10.4 million in the prior-year quarter. Adjusted EBITDA margin was 11.6%, or 5.9 percentage points higher than the prior year quarter. Food & Paper costs remained stable, with all other cost and expense line items declining as a percentage of sales in the period.

11

New Unit Development

Figure 7. Total Restaurants (eop)*

	March 2022	December 2021	September 2021	June 2021	March 2021
Brazil	1,061	1,051	1,052	1,044	1,030
NOLAD	625	625	626	626	629
SLAD	587	585	585	585	583
TOTAL	2,273	2,261	2,263	2,255	2,242

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of March 31, 2022

	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	601	460	1,061	639	422	104	1,977
NOLAD	432	193	625	456	169	14	533
SLAD	364	223	587	497	90	162	715
TOTAL	1,397	876	2,273	1,592	681	280	3,225

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the first quarter of 2022, Arcos Dorados opened 16 restaurants, including 14 new free-standing units and 10 new restaurants in Brazil. As of the end of March 2022 there were 828 Experience of the Future Restaurants across the Company’s footprint.

12

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	March 31,	December 31,
	2021	2021
Cash & cash equivalents (i)	279,749	278,830
Total Financial Debt (ii)	705,871	657,896
Net Financial Debt (iii)	426,122	379,066
Total Financial Debt / LTM Adjusted EBITDA ratio	2.2	2.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.3	1.4

(i)	Cash & cash equivalents includes short-term investments

(ii)	Total financial debt includes long-term debt, short-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $90.7 million and $120.4 million as a reduction of financial debt as of March 31, 2022 and December 31, 2021, respectively).

(iii)	Total financial debt less cash and cash equivalents.

Cash and cash equivalents were $279.7 million and total financial debt (including the value of derivative instruments) was $705.9 million, as of March 31, 2022. Net debt was $426.1 million, up from $379.1 million at the end of 2021 due to a decline in the value of Brazilian real linked derivative instruments.

The Net Debt to Adjusted EBITDA leverage ratio ended the quarter at a healthy 1.3x as record trailing-twelve-month Adjusted EBITDA more than offset the increase in net debt.

Net cash generated from operating activities for the three months ended March 31 totaled $35.2 million, up from just $7.0 million last year. Cash used in net investing activities totaled $40.9 million, with capital expenditures of $24.8 million. Net cash used in financing activities was $11.8 million, including the first installment of the 2022 dividend.

13

Recent
Developments

Sustainability-Linked Bond

On April 27, 2022, the Company became the first quick service restaurant operator in the world to link its financial strategy to its environmental objectives when its subsidiary, Arcos Dorados B.V., issued a Sustainability-Linked Bond (SLB) for an aggregate principal amount of $350 million. Maturing on May 27, 2029 the SLB bears interest of 6.125% per year, representing the lowest spread over US Treasuries in the Company’s history. The proceeds of this liability management transaction are being used to re-purchase most of the Company’s outstanding 2023 bond and to fund a tender offer of $150 million of its outstanding 2027 bond.

The bond includes Sustainability Performance Targets (SPT) that must be achieved by 2025 against a 2021 baseline. SPT 1 is for a 15% absolute reduction of Scope 1 and 2 greenhouse gas (GHG) emissions. SPT 2 is for a 10% reduction in the intensity of Scope 3 GHG emissions. Both SPT 1 and SPT 2 will be measured and reported by a third-party expert, South Pole Carbon Asset Management Ltd.

If one of the SPT’s is not achieved, then the interest rate on the SLB will increase by 12.5 basis points. If neither SPT is achieved, then the interest rate will increase by 25 basis points.

First Quarter 2022 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 18, 2022, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados First Quarter 2022 Results Webcast (https://webcastlite.mziq.com/cover.html?webcastId=5dee1e55-0f60-452d-98f2-272d70440e83).

A replay of the webcast will be available later today through August 2022 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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15

Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figures 10 and 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

16

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 03/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future (https://recipeforthefuture.com/) to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2022. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

17

First Quarter 2022 Consolidated Results

Figure 10. First Quarter 2022 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2022	2021
REVENUES
Sales by Company-operated restaurants	755,294	537,889
Revenues from franchised restaurants	35,387	23,227
Total Revenues	790,681	561,116
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(263,408)	(192,659)
Payroll and employee benefits	(152,228)	(114,421)
Occupancy and other operating expenses	(220,127)	(178,193)
Royalty fees	(38,616)	(27,661)
Franchised restaurants - occupancy expenses	(16,008)	(11,827)
General and administrative expenses	(55,538)	(44,966)
Other operating income	3,591	1,803
Total operating costs and expenses	(742,334)	(567,924)
Operating income / (loss)	48,347	(6,808)
Net interest expense	(10,659)	(12,282)
Loss from derivative instruments	(11,692)	(1,149)
Foreign currency exchange results	15,827	(9,348)
Other non-operating (expenses), net	(25)	(142)
Income / (loss) before income taxes	41,798	(29,729)
Income tax expense	(17,169)	70
Net income / (loss)	24,629	(29,659)
Less: Net income attributable to non-controlling interests	(126)	(54)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	24,503	(29,713)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.12	$ (0.14)
Weighted-average number of common shares outstanding-Basic	210,478,322	210,226,699
Adjusted EBITDA Reconciliation
Operating income / (loss)	48,347	(6,808)
Depreciation and amortization	30,136	30,366
Operating charges excluded from EBITDA computation	15	372
Adjusted EBITDA	78,498	23,930
Adjusted EBITDA Margin as % of total revenues	9.9%	4.3%

18

First Quarter 2022 Consolidated Results Excluding Venezuela

Figure 11. First Quarter 2022 Consolidated Results - Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2022	2021
REVENUES
Sales by Company-operated restaurants	752,279	536,766
Revenues from franchised restaurants	35,022	23,070
Total Revenues	787,301	559,836
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(262,314)	(192,471)
Payroll and employee benefits	(151,346)	(114,187)
Occupancy and other operating expenses	(218,535)	(177,409)
Royalty fees	(38,616)	(27,661)
Franchised restaurants - occupancy expenses	(15,879)	(11,726)
General and administrative expenses	(54,454)	(44,281)
Other operating income	3,601	2,965
Total operating costs and expenses	(737,543)	(564,769)
Operating income / (loss)	49,758	(4,933)
Net interest expense	(10,659)	(12,282)
Loss from derivative instruments	(11,692)	(1,149)
Foreign currency exchange results	15,763	(9,560)
Other non-operating (expenses), net	(23)	(142)
Income / (loss) before income taxes	43,147	(28,066)
Income tax expense	(17,169)	87
Net income / (loss)	25,978	(27,979)
Less: Net income attributable to non-controlling interests	(126)	(54)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	25,852	(28,033)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.12	$ (0.13)
Weighted-average number of common shares outstanding-Basic	210,478,322	210,226,699
Adjusted EBITDA Reconciliation
Operating income / (loss)	49,758	(4,933)
Depreciation and amortization	29,869	30,016
Operating charges excluded from EBITDA computation	15	(339)
Adjusted EBITDA	79,642	24,744
Adjusted EBITDA Margin as % of total revenues	10.1%	4.4%

19

First Quarter 2022 Results by Division

Figure 12. First Quarter 2022 Consolidated Results by Division

(In thousands of U.S. dollars)

	1Q
	Three-Months ended		as	Constant
	March 31,		reported	Currency
	2022	2021	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	311,979	203,251	53.5%	46.1%
NOLAD	203,852	173,754	17.3%	19.6%
SLAD	274,850	184,111	49.3%	72.0%
SLAD - Excl. Venezuela	271,470	182,832	48.5%	68.3%
TOTAL	790,681	561,116	40.9%	46.4%
TOTAL - Excl. Venezuela	787,301	559,837	40.6%	45.2%

Operating Income (loss)
Brazil	32,021	180	NM	NM
NOLAD	13,233	5,141	157.4%	166.7%
SLAD	23,826	1,852	NM	NM
SLAD - Excl. Venezuela	25,237	3,727	NM	NM
Corporate and Other	(20,733)	(13,981)	48.3%	61.3%
TOTAL	48,347	(6,808)	NM	NM
TOTAL - Excl. Venezuela	49,758	(4,933)	NM	NM

Adjusted EBITDA
Brazil	46,038	13,540	240.0%	223.2%
NOLAD	21,402	13,836	54.7%	59.2%
SLAD	30,316	9,604	215.7%	252.1%
SLAD - Excl. Venezuela	31,460	10,418	202.0%	252.9%
Corporate and Other	(19,258)	(13,050)	47.6%	60.2%
TOTAL	78,498	23,930	228.0%	228.8%
TOTAL - Excl. Venezuela	79,642	24,744	221.9%	230.0%

Figure 13. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
1Q22	5.23	20.50	106.56
1Q21	5.47	20.34	88.56
* Local $ per 1 US$

20

Summarized Consolidated Balance Sheets

Figure 14. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	267,326	278,830
Short-term investment	12,423	-
Accounts and notes receivable, net	89,387	82,180
Other current assets (1)	165,354	179,106
Total current assets	534,490	540,116
Non-current assets
Property and equipment, net	801,172	743,533
Net intangible assets and goodwill	42,087	38,808
Deferred income taxes	81,341	67,802
Derivative instruments	90,680	120,371
Equity method investments	13,583	13,105
Leases right of use assets, net	832,948	763,580
Other non-current assets (2)	85,543	73,942
Total non-current assets	1,947,354	1,821,141
Total assets	2,481,844	2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	250,977	269,215
Taxes payable (3)	132,035	137,362
Accrued payroll and other liabilities	121,061	89,923
Other current liabilities (4)	30,165	27,316
Provision for contingencies	2,120	2,140
Financial debt (5)	15,510	12,787
Operating lease liabilities	83,846	79,120
Total current liabilities	635,714	617,863
Non-current liabilities
Accrued payroll and other liabilities	26,144	21,900
Provision for contingencies	39,118	31,946
Financial debt (6)	765,194	754,097
Deferred income taxes	3,492	7,170
Operating lease liabilities	772,655	707,119
Total non-current liabilities	1,606,603	1,522,232
Total liabilities	2,242,317	2,140,095
Equity
Class A shares of common stock	388,369	388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	10,147	10,101
Retained earnings	309,096	316,180
Accumulated other comprehensive losses	(582,375)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	238,785	220,430
Non-controlling interest in subsidiaries	742	732
Total equity	239,527	221,162
Total liabilities and equity	2,481,844	2,361,257

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Instruments”.

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald’s Corporation" and "Interest payable".

(5)	Includes "Current portion of long-term debt" and "Derivative instruments”.

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

21

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